                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 10)1

                                 PIZZA INN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   725848 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  March 8, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

------------------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                     Page 2 of 10 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,946,125
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,946,125
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,946,125
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     38.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                     Page 3 of 10 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,946,125
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,946,125
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,946,125
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     38.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                     Page 4 of 10 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,946,125
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,946,125
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,946,125
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     38.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                     Page 5 of 10 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,966,125
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,966,125
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,966,125
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     39.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                     Page 6 of 10 pages
-----------------------                                     --------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     STEVEN J. PULLY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    8,929
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                8,929
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     8,929
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                     Page 7 of 10 pages
-----------------------                                     --------------------

     The following  statement  constitutes  Amendment No. 10 to the Schedule 13D filed by the undersigned (the  "Statement").  Except as specifically  amended by this Amendment No. 10, the Statement remains in full force and effect.

     Item 3 is hereby amended and restated as follows:

     The net investment  cost (including  commissions,  if any) of the shares of
Common Stock held directly by NP was approximately $9,593,157,  all of which was
obtained  from  NP's  working  capital.   The  net  investment  cost  (including
commissions,  if any) of the shares of Common Stock held directly by Mr. Schwarz
(excludes  stock  options  held  by Mr.  Schwarz  and  shares  of  Common  Stock beneficially  owned by NP that Mr.  Schwarz  may also be deemed to  beneficially own) was approximately $30,875, all of which was obtained from personal funds of
Mr. Schwarz. Neither of NCM or NCG directly owns any shares of Common Stock.

     The net investment  cost (including  commissions,  if any) of the shares of
Common Stock held directly by Mr. Pully was approximately  $23,952, all of which was obtained from personal funds of Mr. Pully.

     Item 5(a) is hereby amended and restated as follows:

     (a) The aggregate percentage of shares of Common Stock reported to be owned by the  Reporting  Persons  is based  upon  10,138,494  shares of  Common  Stock outstanding  as of January 30, 2006, as reported in the  Company's  Form 10-Q as filed with the Securities and Exchange Commission on February 7, 2006.

     As of the filing date of this Statement,  NP  beneficially  owned 3,946,125 shares of Common Stock, representing approximately 38.9% of the Company's issued and outstanding Common Stock.

     NCM, as the general  partner of NP, may be deemed to  beneficially  own the
3,946,125  shares  of  Common  Stock  beneficially  owned  by  NP,  representing approximately 38.9% of the issued and outstanding Common Stock.

     NCG, as the general partner of NCM, which in turn is the general partner of
NP, may also be deemed to beneficially  own the 3,946,125 shares of Common Stock beneficially  owned by NP,  representing  approximately  38.9% of the issued and outstanding Common Stock.

     Mark E. Schwarz, as the managing member of NCG, the general partner of NCM, which in turn is the general  partner of NP, may also be deemed to  beneficially own the 3,946,125 shares of Common Stock beneficially owned by NP,  representing approximately 38.9% of the issued and outstanding Common Stock. In addition, Mr.
Schwarz  directly  owns 15,000 shares of Common Stock and 5,000 shares of Common
Stock underlying currently  exercisable stock options,  which, together with the
Common  Stock  held by NP,  represents  approximately  39.1% of the  issued  and outstanding Common Stock.

     As of the filing date of this Statement, Steven J. Pully beneficially owned
8,929 shares of Common Stock,  representing in the aggregate less than 1% of the
Company's issued and outstanding Common Stock.

     The filing of this  Statement  and any future  amendment  by the  Reporting
Persons,  and the  inclusion of  information  herein and  therein,  shall not be considered  an admission  that any of such  persons,  for the purpose of Section
13(d) of the Act,  or  otherwise,  are the  beneficial  owners of any  shares of
Common Stock in which such persons do not have a pecuniary interest.

     Item 5(b)is hereby amended and restated as follows:

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                     Page 8 of 10 pages
-----------------------                                     --------------------

     (b) By virtue of his  position  with NP, NCM and NCG,  Mark Schwarz has the sole power to vote and to dispose of the 3,946,125  shares of Common  Stock,  or
38.9% of the issued and outstanding  shares of Common Stock,  beneficially owned by the Newcastle Control Persons.  Mr. Schwarz has the sole power to vote and to dispose of the 15,000  shares of Common  Stock he holds  directly  and the 5,000 shares of Common Stock  underlying  his  currently  exercisable  stock  options, which, together with the Common Stock held by NP, represents approximately 39.1%
of the issued and outstanding Common Stock.

     Steven J.  Pully  has the sole  power to vote and to  dispose  of the 8,929 shares of Common Stock held directly by Mr. Pully, or less than 1% of the issued and outstanding shares of Common Stock.

     Item 5(c) is hereby amended to add the following:

     Schedule A annexed hereto lists all  transactions by the Reporting  Persons in the  Company's  Common  Stock  during  the  past  sixty  days.  All  of  such transactions were effected in the open market.

                            [Signature Page Follows]

-----------------------                                     --------------------
CUSIP No. 725848 10 5                 13D                     Page 9 of 10 pages
-----------------------                                     --------------------

                                   SIGNATURES
                                   ----------

          After due inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies that the  information set forth in this statement is true, complete and correct.

Dated:  March 21, 2006               NEWCASTLE PARTNERS, L.P.

                                     By: Newcastle Capital Management, L.P., its
                                         general partner

                                     By: Newcastle Capital Group, L.L.C., its
                                         general partner

                                     By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                     By: Newcastle Capital Group, L.L.C., its
                                         general partner

                                     By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     NEWCASTLE CAPITAL GROUP, L.L.C.

                                     By: /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                     /s/ Mark E. Schwarz
                                     -------------------------------------------
                                     MARK E. SCHWARZ

                                     /s/ Steven J. Pully
                                     -------------------------------------------
                                     STEVEN J. PULLY

-----------------------                                    ---------------------
CUSIP No. 725848 10 5                 13D                    Page 10 of 10 pages
-----------------------                                    ---------------------

                                   SCHEDULE A

      Transactions in the Shares of Common Stock During the Past Sixty Days
      ---------------------------------------------------------------------
Shares of Common Stock               Price Per                     Date of
     Purchased                        Share($)                     Purchase
  ------------------                 --------                  -----------------

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------

       2,000                            2.65                          1/18/06

      12,000                            2.65                          1/23/06

      40,000                            2.74                          2/03/06

       2,000                            2.76                          2/06/06

       2,000                            2.76                          2/08/06

       8,000                            2.75                          3/03/06

       9,718                            2.75                          3/07/06

       2,000                            2.76                          3/08/06

       6,853                            2.75                          3/09/06

       6,000                            2.75                          3/13/06

       2,800                            2.76                          3/17/06

                       NEWCASTLE CAPITAL MANAGEMENT, L.P.
                       ----------------------------------
                                      None

                         NEWCASTLE CAPITAL GROUP, L.L.C.
                         -------------------------------
                                      None

                                 MARK E. SCHWARZ
                                 ---------------
                                      None

                                 STEVEN J. PULLY
                                 ---------------
                                      None